Armada Acquisition Corp. I

2005 Market Street, Suite 3120

Philadelphia, PA 19103

VIA EDGAR

July 2, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kevin Dougherty

Re:	Armada Acquisition Corp. I
Draft Registration Statement on Form S-1
Submitted March 2, 2021
CIK No. 0001844817

Dear Mr. Dougherty:

Armada Acquisition Corp. I (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 29, 2021, regarding our Draft Registration Statement previously submitted on March 2, 2021.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Company’s Registration Statement on Form S-1 (the “Registration Statement”), which is being filed with the Commission contemporaneously with the filing of this letter.

Draft Registration Statement on Form S-1 submitted March 2, 2021

Prospectus Summary

Our Management Team, page 2

1.	We note your disclosure regarding developments at USA Technologies, Inc. (USAT) during the tenure of Messrs. Herbert and Lurio, including, among others, your disclosure that USAT attained its largest market cap of $1 billion as of August 7, 2018. Please balance such disclosure with the experience of USAT after August of 2018. For example, we note that after such time, financial reporting and financial controls issues were announced, the company did not timely file periodic reports, financial statements were restated, and USAT's securities were delisted from NASDAQ. In addition, disclose the business experience of Mr. Herbert since his departure from USAT.

In response to the Staff’s comment, we have expanded disclosure of the developments of USAT after August of 2018 and added disclosure regarding the business experience of Mr. Herbert since his departure from USAT in the Registration Statement.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Wei Wang Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,
Armada Acquisition Corp. I

	By:	/s/ Stephen P. Herbert
	Name:	Stephen P. Herbert
	Title:	Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP